CUSIP No. 801209206              13D



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. )


                      Santa Anita Realty Enterprises, Inc.
                                (NAME OF ISSUER)

                         Common Stock ($0.10 par value)
                         (TITLE OF CLASS OF SECURITIES)


                                    801209206
                                 (CUSIP Number)


                                Leslie M. Kratter
                            Franklin Resources, Inc.
                            777 Mariners Island Blvd.
                           San Mateo, California 94404
                                 (415) 312-4017

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                                November 27, 1996
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)







CUSIP No. 801209206              13D

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Resources, Inc.
    13-2670991

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    618,000 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    5.4%

14. TYPE OF REPORTING PERSON      HC; CO

CUSIP No. 801209206              13D

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles B. Johnson
    ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    618,000 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    5.4%

14. TYPE OF REPORTING PERSON     IA, HC (See Item 5)

CUSIP No. 801209206              13D

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rupert H. Johnson, Jr.
    ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    618,000 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    5.4%

14. TYPE OF REPORTING PERSON IA, HC (See Item 5)

CUSIP No. 801209206              13D

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, Inc.
    22-3463202

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    618,000 (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    618,000 (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    618,000 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IM ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    5.4%


14. TYPE OF REPORTING PERSON          IA

CUSIP No. 801209206              13D

Item 1.  Security and Issuer

This Statement relates to the Shares of Common Stock, par value $0.10 per share (the "Common Stock ") of Santa Anita Realty Enterprises, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 301 West Huntington Drive, Suite 405, Arcadia, CA 91007.

Item 2. Identity and Background

        (a) Name:

            Franklin Resources, Inc. (FRI)

        (b) State of Organization:

            Delaware

        (c) Principal Business:

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative, and distribution services to the open and closed-end investment companies comprising the Franklin/Templeton Group of Funds, Franklin Mutual Series Fund Inc., managed accounts and other investment products.

        Address of Principal Business/Principal Office:

        777 Mariners Island Blvd.
        San Mateo, CA 94404

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Charles B. Johnson

        (b) Business Address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Principal Business:

President/Chief Executive Officer/Director/Principal Shareholder, Franklin Resources, Inc., Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, the Franklin Mutual Series Fund Inc., managed accounts and other investment products.

Director, Franklin Mutual Advisers, Inc., an investment adviser registered with the U.S. Securities and Exchange Commission (SEC) and investment adviser to the Franklin Mutual Series Fund Inc.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Rupert H. Johnson, Jr.

        (b) Business Address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Principal Business:

Executive Vice President/Director/Principal Shareholder, Franklin Resources, Inc., Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, the Franklin Mutual Series Fund Inc., managed accounts and other investment products.

Director, Franklin Mutual Advisers, Inc., an investment adviser registered with the U.S. Securities and Exchange Commission (SEC) and investment adviser to the Franklin Mutual Series Fund Inc.

       (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Franklin Mutual Advisers, Inc. (FMAI)

        (b) State of Organization:

            Delaware

        (c) Principal Business:

An  investment  adviser  registered  with  the  U.S.   Securities  and  Exchange
Commission (SEC) and investment adviser to the Franklin Mutual Series Fund Inc.

       Address of Principal Business/Principal Office:

       51 John F. Kennedy Parkway
       Short Hills, NJ 07078

       (d) Criminal Convictions:

           None

       (e) Civil Proceedings:

           None

Item 2. Identity and Background

(a) The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the reporting persons named above is set forth in Exhibit A hereto. To the best knowledge of the persons listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen and, during the last five years, no person listed in Exhibit A attached (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $13.4 million (including brokerage commissions). All such funds were provided from investment capital of FMAI's respective advisory clients.

Item 4.  Purpose of Transaction

The securities covered by this Statement were acquired by FMAI's advisory clients for the purpose of investment. Neither FMAI nor any executive officer or director of FMAI, has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of FMAI's clients for the purpose of investment.

FMAI has reviewed the 13D filing of Koll Arcadia Investors, LLC ("KAI") along with the publicly available information regarding the Colony Investments II, LLC ("Colony") transaction with the Issuer. After reviewing the details of a recently announced merger involving Bay Meadows Operating Company ("Bay Meadows") as well as the trading value of Starwood Lodging Trust ("Starwood"), both of which have paired share structures similar to the Issuer's, FMAI believes that substantially more value exists in the Issuer than is reflected in either the Colony or KAI proposals to the Issuer.

It is FMAI's view that the proposed merger between Bay Meadows and Patriot American Hospitality ("Patriot") represented a premium in excess of $90 million to the shareholders of Bay Meadows attributable solely to the value of the paired share structure. The combined Patriot-Bay Meadows entity will realize the benefits of this structure through the acquisition of substantial income-generating properties. FMAI also believes that Starwood's trading price in the public markets ascribes a premium of in excess of $270 million to the paired share structure relative to Starwood's peers that do not have this structure.

FMAI estimates that the Colony and KAI offers to the Issuer represent no premium at all for the paired share structure over the net asset value of the Issuer's operating assets. Both of these offers are inadequate. There are many entities which would be logical partners with the Issuer and which would gain substantive benefits from the paired share structure. These companies would value the Issuer substantially higher than either of the outstanding offers, and would include large owners of medical facilities, gaming businesses, hotels or real estate assets linked with operating companies.

In view of the above, FMAI urges the Board of Trustees of the Issuer to explore all of its alternatives to ensure that the interests of minority shareholders remain paramount and that values for such shareholders are maximized.

In the future, FMAI may decide to purchase on behalf of its advisory clients additional shares of the Common Stock or other securities of the Issuer. In addition, FMAI may cause its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. FMAI's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Other than as described above, neither FMAI nor any executive officer or director of FMAI, has any present plans or proposals which relate to or would result in:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(iv) any material change in the present capitalization or dividend policy of the Issuer;

(v) any other material change in the Issuer's business or corporate structure;

(vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(ix) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

(a-b) One or more of FMAI's advisory clients is the owner of 618,000 shares of the Common Stock representing approximately 5.4% of the outstanding shares of Common Stock. Since FMAI's advisory contracts with its clients grant to FMAI sole voting and investment power over the securities owned by its advisory clients, FMAI may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the "1934 Act"), the beneficial owner of the securities covered by this Statement.

FMAI is a wholly-owned subsidiary of Franklin Resources,  Inc. ("FRI").  Charles
B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders therefore may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI or its subsidiaries. However, no investment advisory personnel of FRI or of any of its subsidiaries other than FMAI are involved in the investment management decisions of FMAI. Moreover, FMAI, FRI and the Principal Shareholders each disclaim any economic interest or beneficial ownership in any of the securities covered by this Statement owned by advisory clients of FRI or any of its subsidiaries.

Furthermore, FRI, FMAI, and the Principal Shareholders (collectively referred to as the "FRI Entities") are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI or its subsidiaries.

(c) Exhibit B sets forth all transactions in the shares of the Common Stock within the past sixty days.

(d) No person other than respective advisory clients of FMAI have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

No persons named in Item 2 herein, nor to the best of such person's knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit A Executive Officers and Directors of Reporting Persons
Exhibit B Summary of Transactions Within the Last Sixty Days
Exhibit C Joint Filing Agreement







  Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



December 5, 1996
Date

S\DEBORAH R. GATZEK
Signature

Deborah R. Gatzek
Franklin Resources, Inc.
Senior Vice President
& General Counsel
Name/Title
-----------

S\DEBORAH R. GATZEK
Signature

Deborah R. Gatzek
Franklin Mutual Advisers, Inc.
Assistant Secretary
Name/Title
----------

S\CHARLES B. JOHNSON
Signature

S\DEBORAH R. GATZEK
Signature

By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Charles B. Johnson
as attached to this Schedule 13D
----------

S\RUPERT H. JOHNSON, JR.
Signature

S\DEBORAH R. GATZEK
Signature

By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13D


CUSIP No. 801209206          13D


POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints DEBORAH R. GATZEK his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D or 13G, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\CHARLES B. JOHNSON
Signature


POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints DEBORAH R. GATZEK his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D or 13G, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\RUPERT H. JOHNSON, JR.
Signature


Exhibit A

EXECUTIVE OFFICERS AND DIRECTORS
Name
Present Principal Occupation/Employment
Residence or Business Address
----------------------------------

Jennifer J. Bolt
Vice President - FRI
FRI

Harmon E. Burns
Executive Vice President/Secretary/Director - FRI
FRI

Kenneth V. Dominguez
Senior Vice President - FRI
FRI

Martin L. Flanagan
Senior Vice President/Treasurer/Chief Financial Officer - FRI
Director - FMAI
FRI

Loretta Fry
Vice President - FRI
FRI

Deborah R. Gatzek
Senior Vice President/General Counsel - FRI
Assistant Secretary - FMAI
FRI

Judson R. Grosvenor
Director - FRI
Hotel-Motel developer, builder, operator, and restaurateur 14 Sawgrass Ct., Las Vegas, NV 89113

F. Warren Hellman
Director - FRI
Partner in investment management firm Hellman & Friedman, 1 Maritime Plaza, 12th Floor, San Francisco, CA 94111

Donna S. Ikeda
Vice President - FRI
FRI

Charles B. Johnson
President/Chief Executive Officer/Director/Principal Shareholder - FRI
FRI

Charles E. Johnson
Senior Vice President/Director - FRI
President of Templeton Worldwide, Inc.,
Investment Management, Director - FMAI
Templeton Worldwide, Inc., 500 E. Broward, Ste 2100
Ft. Lauderdale, FL 33394

Gregory E. Johnson
Vice President - FRI
FRI

Rupert H. Johnson, Jr.
Executive Vice President/Director/Principal Share-Holder - FRI
FRI

Harry O. Kline
Director - FRI
6501 Red Hook Plaza, #201, St. Thomas, VI 00802

Leslie M. Kratter
Vice President/Assistant Secretary - FRI
Secretary - FMAI
FRI

William J. Lippman
Senior Vice President - FRI
Franklin Advisers, Inc., One Parker Plaza, 16th Fl., Ft. Lee, NJ 07024

Peter Sacerdote
Director - FRI
Limited Partner/Chair of Investment Committee, Goldman, Sachs Group, L.P., Investment banking
Goldman, Sachs & Co. 85 Broad Street, New York, NY 10004

Louis E. Woodworth
Director - FRI
Private Investor/President, Alpine Corp.
Alpine Corp., 1505 7th Avenue, Seattle, WA 98119

Jeffrey A. Altman
Vice President - FMAI
FMAI

Edward J. Bradley
Treasurer - FMAI
FMAI

Elizabeth N. Cohernour
Vice President/Assistant Secretary - FMAI
FMAI

Robert L. Friedman
Vice President - FMAI
FMAI

Raymond Garea
Vice President - FMAI
FMAI

Peter Langerman
Vice President/Director - FMAI
FMAI

Michael F. Price
Chief Executive Officer/Director/President FMAI
FMAI

Lawrence N. Sondike
Vice President - FMAI
FMAI

FRI Franklin Resources, Inc.
 777 Mariners Island Blvd.
 San Mateo, CA 94404

Investment manager and administrator to Franklin/Templeton Group of Funds, Franklin Mutual Series Fund Inc., managed accounts and other investment products


FMAI Franklin Mutual Advisers, Inc.
 51 John F. Kennedy Parkway
 Short Hills, NJ 07078

Investment adviser to Mutual Series Fund Inc. and other managed accounts


Exhibit B
Summary of Transactions Within the Last Sixty Days

Date        Buy/Sell      No. of Shares                          Price

12/03/96 buy 8,700    $26.2500
12/02/96 buy 6,200    $26.2500
11/29/96 buy 9,200    $26.1617
11/27/96 buy 29,200   $26.3091
11/26/96 buy 30,000   $25.4833
11/08/96 buy 127,500  $25.2806
11/08/96 buy 4,800    $25.0000
11/07/96 buy 200      $24.0000
11/07/96 buy 40,800   $24.7567
11/06/96 buy 95,000   $24.0592
10/22/96 sell 23,000  $20.0000
10/22/96 sell 1,900   $20.0000
10/21/96 sell 50,000  $20.0000
10/18/96 sell 10,000  $20.0000
10/18/96 sell 147,000 $20.0021
10/17/96 sell 10,000  $20.0000
10/16/96 sell 49,800  $20.0753
10/11/96 buy 100,000  $20.2168
10/10/96 buy 107,000  $20.2418
09/17/96 buy 5,300    $17.3679
09/16/96 buy 5,000    $17.2500
09/10/96 buy 10,000   $17.0000
09/09/96 buy 10,000   $17.0000
09/09/96 buy 800      $16.7500
09/05/96 buy 9,400    $17.0000
09/04/96 buy 14,700   $17.0000
09/04/96 buy 8,000    $16.9922
09/03/96 buy 56,000   $17.2299
08/30/96 buy 48,000   $17.7500
08/30/96 buy 36,700   $17.7500
08/30/96 buy 12,500   $17.7500
08/29/96 buy 2,000    $17.1875
08/29/96 buy 48,000   $17.2500
08/28/96 buy 26,900   $16.6547
08/28/96 buy 10,000   $16.2500
08/28/96 buy 25,000   $17.3750
08/27/96 buy 9,000    $16.0875
08/27/96 buy 2,700    $16.0000
08/27/96 buy 11,300   $16.1106

Exhibit C

JOINT FILING AGREEMENT


In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

                  IN WITNESS WHEREOF, the undersigned hereby execute this agreement on December 5, 1996.

S\DEBORAH R. GATZEK
Signature

Deborah R. Gatzek
Franklin Resources, Inc.
Senior Vice President
& General Counsel
Name/Title
-----------

S\DEBORAH R. GATZEK
Signature

Deborah R. Gatzek
Franklin Mutual Advisers, Inc.
Assistant Secretary
Name/Title
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S\CHARLES B. JOHNSON
Signature

S\DEBORAH R. GATZEK
Signature

By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Charles B. Johnson
as attached to this Schedule 13D
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S\RUPERT H. JOHNSON, JR.
Signature

S\DEBORAH R. GATZEK
Signature

By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13D